PARKERVISION REPORTS SECOND QUARTER 2015 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 10, 2015 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and six months ended June 30, 2015.

Second Quarter 2015 Business Highlights and Recent Developments

•	Received decision from U.S. Court of Appeals for the Federal Circuit (CAFC) in ParkerVision v. Qualcomm.
o	CAFC upheld the district court’s ruling of non-infringement.
o	CAFC reversed the district court’s decision on invalidity ruling that ten of the eleven patent claims in the case were invalid.
•	Entered into full contingent funding arrangement for the ongoing patent infringement litigation in district court against Qualcomm, HTC and Samsung.
•	Shipped initial inventory of component products to distribution partner, RFMW Ltd.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We disagree with the appellate court’s decision with regard to our patent infringement action against Qualcomm, and we intend to pursue a rehearing with the appellate court.  We remain steadfast in our knowledge that our patent portfolio is a valuable asset and that these patented innovations can generate meaningful licensing and product revenue.  We continue to see expanding interest in our products and services, and our litigation, licensing and funding partners are undeterred as they continue to work with us on the next steps towards enforcing our intellectual property rights and recognizing the value for those rights.”

Second Quarter and First Half 2015 Financial Results

•	Net loss for the second quarter of 2015 was $4.8 million, or $0.05 per common share, compared with a net loss of $5.8 million, or $0.06 per common share for the second quarter of 2014.
•	Net loss for the first half of 2015 was $10.6 million, or $0.11 per common share, compared with a net loss of $11.6 million, or $0.12 per common share for the first half of 2014.
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Although litigation related fees and expenses increased approximately $2.0 million on a year over year basis, these costs are expected to decrease over the balance of 2015 due to contingent fee arrangements now in place.

•	Share-based compensation expense decreased approximately $2.4 million on a year over year basis due, in part, to a significant reduction in new equity awards issued.

•	Cash and available-for-sale securities totaled approximately $4.0 million as of June 30, 2015.
•	Cash used for operations was approximately $7.9 million in the first half of 2015 compared with $8.6 million for the first half of 2014.
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Approximately $0.3 million in one-time termination benefits was recognized in the second quarter of 2015 as a result of a reduction in staff that is expected to reduce the Company’s recurring payroll costs by approximately 39% going forward.

.Conference Call

The Company will host a conference call and webcast on August 10, 2015 at 4:30 p.m. Eastern to review its second quarter 2015 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2014 and the Form 10Q for the quarter ended March 31, 2015 and June 30, 2015. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley or
Chief Financial Officer	or	Glenn Garmont
ParkerVision, Inc		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$0	$0	$0	$0
Cost of sales	0	0	0	0
Gross margin	0	0	0	0

Research and development expenses	1,694	2,241	3,452	4,505
Marketing and selling expenses	390	788	876	1,445
General and administrative expenses	2,750	2,846	6,293	5,719
Total operating expenses	4,834	5,875	10,621	11,669

Interest and other income and interest expense	(8)	34	3	56

Net loss	$(4,842)	$(5,841)	$(10,618)	$(11,613)

Basic and diluted net loss per common share	$(0.05)	$(0.06)	$(0.11)	$(0.12)

Weighted average shares outstanding	97,645	96,999	97,543	95,360

Balance Sheet Highlights (in thousands)

	June 30, 2015	December 31,
	(unaudited)	2014
Cash and available-for-sale securities	$3,980	$11,204
Accounts receivable, net	20	0
Inventories, net	124	66
Prepaid and other assets	593	813
Property and equipment, net	704	633
Intangible assets, net	7,913	8,003
Total assets	13,334	20,719

Current liabilities	2,840	1,965
Long-term liabilities	90	138
Shareholders’ equity	10,404	18,616
Total liabilities and shareholders’ equity	$13,334	$20,719